Exhibit 99.1

CUIT: 30-70496280-7

August 12, 2014

Buenos Aires

To: The Securities and Exchange Commission

Re: Authorization by the Comisión Nacional de Valores of the public offering of $58,857,580 Class B shares

To whom it may concern,

I am pleased to inform you that on August 8, 2014 the Board of Directors of the Comisión Nacional de Valores approved the public offering of $58,857,580 Class B shares with a face value of $1 per share. Each share is entitled to one vote. The shares are issued as a result of the merger of Lagarcué S.A. and Theseus S.A into Grupo Financiero Galicia S.A., the surviving company.

Following the authorization, the total capital of Grupo Financiero Galicia S.A. is $1,300,264,597, comprised of 1,300,264,597 shares, established as follows: (i) 281,221,650 ordinary Class A shares with a face value of $1 per share, each of which is entitled to five votes per share which are not included in the public offering scheme and (ii) 1,019,042,947 ordinary Class B shares with a face value of $1 per share, each of which is entitled to one vote per share, and is authorized for public offering.

Sincerely,

Grupo Financiero Galicia S.A.

A. Enrique Pedemonte

Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.